Exhibit 99.1

NICE Ranked as the Leader in the Global PSIM Market by IMS Research

NICE recognized for its ability to customize and deliver complex PSIM solutions for leading organizations worldwide

RA’ANANA, ISRAEL, January 3, 2013 – NICE Systems (NASDAQ: NICE) is ranked as the global leader in providing Physical Security Information Management (PSIM) software solutions, according to IMS Research (now part of IHS). The 2012 IMS Research Physical Security Information Management World Report counts NICE as the leading supplier of PSIM software based on revenues in 2011. This is the second consecutive IMS Research PSIM report that ranks NICE as the top vendor worldwide.

“The PSIM market has high barriers to entry, since it is an area that demands the type of resources available only to well-established security solutions providers that have the ability to develop, customize, and deliver complex offerings,” said Niall Jenkins, manager of video surveillance and security research at IHS.

NICE’s ranking as the leading PSIM provider is based on its situation management solution, NICE Situator, which met the following criteria:

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Capture and correlation of third-party systems and sensors – NICE Situator’s gateway library and open architecture allow for the seamless integration and management of third-party systems and sensors. Situator’s correlation engine filters the relevant information and presents a single incident to the operator.

•
Active policy management and rules-based processes – Automatic tasks and adaptive workflows can be implemented based on pre-defined triggers and events for efficient collaboration and management of a situation.

•	Visualization and mapping – Situator geographically maps out all systems and sensors for a comprehensive view of the situation in 2D and 3D.
•	Post-event reporting and analysis – All activity managed by Situator is logged, allowing for the production of comprehensive “big picture” debriefing, analysis, and reporting.

“The IMS Research market share ranking reinforces our position as a top provider of solutions that help enterprises and governments anticipate, manage and mitigate security and safety risks and improve operations. This is the second analyst firm that has recognized our leadership in the PSIM market,” said Yaron Tchwella, Security President and EVP Business Operation at NICE. “What differentiates NICE is the ability to transform big data into operational intelligence through correlation, adaptive workflows, and trend analysis, which promote a high level of situational awareness and effective responses.”

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.